October 25, 2019

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Guardion Health Sciences, Inc.
Draft Registration Statement on Form S-1
Submitted October 8, 2019
CIK No. 0001642375

Ladies and Gentlemen:

This letter sets forth the responses of Guardion Health Sciences, Inc., a Delaware corporation (the “Company,” “Guardion” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2019 (the “Comment Letter”) concerning the Company’s draft registration statement on Form S-1, submitted to the Commission on October 8, 2019. In conjunction with this letter, the Company is submitting an amended public registration statement on Form S-1 (the “Registration Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Exclusive Forum for Adjudication of Disputes...page 79

We note that the forum selection provision contained in Article XI of your Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain actions, including any “any derivative action or proceeding brought on behalf of the Corporation.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: We note the Staff’s comment. The Company has amended its Bylaws and has revised Article XI to state that the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. The Company filed on 8-K on October 22, 2019 with respect to the foregoing. The Company has revised the disclosures in the prospectus on pages 20 and 79.

****

If you have any further comments and/or questions, please contact me or David I. Sunkin, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4252.

Very truly yours,

/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc:	David I. Sunkin, Esq., Sheppard, Mullin, Richter & Hampton LLP